Exhibit 12.1

SUN MICROSYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In $ millions, except ratio)	Nine Months Ended April 1, 2007	For the Years Ended
		June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes	198	-675	-184	437	-2,653	-1,048
Less: Undistributed income from equity method investees	-1	-1	-1	0	0	0

Adjusted pre-tax earnings from continuing operations	197	-676	-185	437	-2,653	-1,048
Fixed charges less capitalized interest	40	72	49	37	43	58

Earnings from continuing operations before fixed charges	237	-604	-136	474	-2,610	-990

Fixed charges
Interest expense, net of capitalized interest	40	71	48	36	40	54
Capitalized interest	0	0	0	0	0	3
Portion of rentals representative of interest factor	0	1	1	1	3	4

Total fixed charges	40	72	49	37	43	61

Ratio of Earnings to Fixed Charges	5.93	N/A	N/A	12.81	N/A	N/A